January 15, 2010

PRESS CONFERENCE

12:00 noon TODAY

Shiseido today announced it will launch a recommended tender offer to acquire all of the issued and outstanding shares of Bare Escentuals, one of the leading prestige cosmetic companies in the United States and an innovator in mineral-based cosmetics.

Shiseido’s management will provide further information on the deal at a press conference today, January 15, 2010, at 12pm. Please see below for further details.

Simultaneous translation into English will be provided.

Date:	Friday, January 15, 2010

Time:	12:00 – 12:45

Venue:	Shiseido Meeting Room, 3F Shiseido Shiodome Office, 1-6-2 Higashi Shimbashi, Minato-ku, Tokyo

Speakers:	Mr. Shinzo Maeda, President & CEO Mr. Yasuhiko Harada, Director, Corporate Senior Executive Officer Mr. Carsten Fischer, Director, Corporate Executive Officer

For further inquiries, please contact: Kreab Gavin Anderson: 03-5404-0640 (Hayden/Hattori)

Additional Information

The tender offer to which this letter relates has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell any securities. Stockholders of Bare Escentuals are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Stockholders of Bare Escentuals may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or at the Shiseido website at http://www.shiseido.co.jp/e/ir/ir_news/index.htm.